Exhibit 99.1

Fuling Global Inc. Announces Sale of Sanmen Factory for US$5.8 Million

ALLENTOWN, Pa., Nov. 28, 2018 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced that its wholly-owned subsidiary, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”) signed sales contracts (the “Contracts”) to sell the real properties previously used as one of its manufacturing factories in China (aka, the “Sanmen Factory” as previously disclosed) to Zhejiang Zhongye Packaging Technology Co. Ltd. (“Zhongye Packaging”), an unrelated third party, for total cash consideration of RMB 40.2 million (approximately US$5.8 million).

Pursuant to the Contracts executed on November 22, 2018 by and between Zhongye Packaging and Great Plastics, the transaction is for sales of four adjacent industrial properties at Binhai Xincheng, located in Sanmen County, Taizhou City with combined land and floor areas of 30,349 square meters and 33,480 square meters, respectively. These properties include three factory buildings and a dormitory building. The transaction doesn’t include sales of any of the machines and equipment previously used at the Sanmen Factory. The Company plans to relocate all related machines and equipment to its new Wenling Factory in the next two to three weeks and expects minimal disruption to its normal operation.

About Fuling Global Inc.

Fuling Global Inc. (“Fuling Global”) is a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company’s plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s annual report and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:

Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070 x1835
Web: http://ir.fulingglobal.com/

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692